PRIMERO MINING CORP.
March 31, 2015

PRIMERO MINING CORP.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)
(In thousands of United States dollars, except for share and per share amounts)
(Unaudited)

			2014
			(As restated,
		2015	Note 1)
Three months ended March 31	Notes	$	$

Revenue	4	73,310	48,269

Operating expenses		(42,767)	(27,683)
Depreciation and depletion	7	(19,073)	(11,105)
Total cost of sales		(61,840)	(38,788)

Earnings from mine operations		11,470	9,481
Exploration expenses		(121)	(17)
General and administrative expenses		(8,013)	(13,335)

Earnings (loss) from operations		3,336	(3,871)
Transaction costs and other expenses		(3,906)	(7,267)
Foreign exchange gain (loss)		2,418	(358)
Finance income		167	118
Finance expense	11	(2,870)	(524)
Gain on derivative liability	9	1,329	-
Mark-to-market gain on convertible debentures	9	8,205	-
Impairment in value of investment in Fortune Bay		(534)	-
Share in results of Santana Minerals		(79)	(602)

Earnings (loss) before income taxes		8,066	(12,504)
Income tax (expense) recovery		(4,482)	4,251

Net income (loss) for the period		3,584	(8,253)

Other comprehensive income (loss), net of tax
Items that may be subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations, net of tax of $nil (2014 - $nil)		(514)	204
Reclassification of unrealized loss on investment in Fortune Bay to impairment, net of tax of $nil		456	-
Total comprehensive income (loss) for the period		3,526	(8,049)

Basic income (loss) per share		0.02	(0.06)
Diluted income (loss) per share		0.02	(0.06)
Weighted average number of common shares outstanding
Basic		161,783,009	128,112,079
Diluted		161,872,810	128,112,079

See accompanying notes to the condensed consolidated financial statements.	2

PRIMERO MINING CORP.
Condensed Consolidated Interim Statements of Financial Position
(In thousands of United States dollars)
(Unaudited)

		March 31,	December 31,
	Notes	2015	2014
		$	$
Assets
Current assets
Cash and cash equivalents		57,619	27,389
Trade and other receivables		1,472	59
Taxes receivable		32,397	33,272
Prepaid expenses		7,457	6,633
Inventories	8	19,947	20,366
Total current assets		118,892	87,719

Non-current assets
Restricted cash	6	6,469	17,646
Mining interests	7	881,408	881,480
Deferred tax asset		1,718	611
Long-term stockpile	8	16,297	14,309
Long-term prepayments		879	-
Investment in Santana Minerals		302	384
Investment in Fortune Bay		594	671
Total assets		1,026,559	1,002,820

Liabilities
Current liabilities
Trade and other payables		43,779	50,743
Income tax payable		4,218	1,670
Other taxes payable		3,179	6,593
Derivative liability	9 (i)	154	-
Current portion of long-term debt	9	51,919	5,616
Total current liabilities		103,249	64,622
Non-current liabilities
Other taxes payable		11,874	11,295
Deferred tax liability		49,767	50,374
Decommissioning liability		31,409	32,566
Long-term debt	9	71,068	89,771
Derivative liability	9 (i)	-	1,405
Other long-term liabilities		4,962	4,802
Total liabilities		272,329	254,835
Equity
Share capital	10 (a)	861,795	858,761
Warrant reserve	10 (b)	34,782	34,782
Contributed surplus	10 (c)	21,211	21,526
Accumulated other comprehensive income		(5,219)	(5,161)
Deficit		(158,339)	(161,923)
Total equity		754,230	747,985
Total liabilities and equity		1,026,559	1,002,820

Commitments and contingencies (Note 16)

See accompanying notes to the condensed consolidated financial statements.	3

PRIMERO MINING CORP.
Condensed Consolidated Interim Statements of Changes in Equity
(In thousands of United States dollars, except for number of common shares)
(Unaudited)

							Retained
						Accumulated	earnings/
						other	(deficit)
		Share capital		Warrants	Contributed	comprehensive	(As restated,
	Notes	Shares	Amount	reserve	surplus	income	Note 1)	Total equity
			$	$	$	$	$	$
Balance, January 1, 2014		115,726,035	553,518	34,237	15,518	(4,644)	62,461	661,090
Shares issued for
Acquisition of Brigus Gold Corp.	2	41,340,347	279,049	545	6,983	-	-	286,577
Exercise of stock options	10 (d)	1,496,542	11,079	-	(3,393)	-	-	7,686
Flow-through agreement	10 (a)	1,000,000	7,105	-	-	-	-	7,105
Foreign currency translation		-	-	-	-	204	-	204
Share-based payment	10 (c)	-	-	-	699	-	-	699
Loss for the period		-	-	-	-	-	(8,253)	(8,253)
Balance, March 31, 2014		159,562,924	850,751	34,782	19,807	(4,440)	54,208	955,108
Shares issued for
Exercise of stock options	10 (d)	425,202	3,065	-	(854)	-	-	2,211
PSUs settled in shares	10 (e)	81,477	350	-	-	-	-	350
Exercise of warrants		4,790	47	-	-	-	-	47
Flow-through agreement	10 (a)	1,481,482	4,548	-	-	-	-	4,548
Foreign currency translation		-	-	-	-	(265)	-	(265)
Unrealized loss on Fortune Bay investment		-	-	-	-	(456)	-	(456)
Share-based payment	10 (c)	-	-	-	2,573	-	-	2,573
Loss for the period		-	-	-	-	-	(216,131)	(216,131)
Balance, December 31, 2014		161,555,875	858,761	34,782	21,526	(5,161)	(161,923)	747,985
Shares issued for
Exercise of stock options	10 (d)	300,000	1,120	-	(294)	-	-	826
PSUs settled in shares	10 (e)	388,742	1,914	-	(2,118)	-	-	(204)
Reclassification of unrealized loss on investment in Fortune Bay		-	-	-	-	456	-	456
Foreign currency translation		-	-	-	-	(514)	-	(514)
Share-based payment	10 (c)	-	-	-	2,097	-	-	2,097
Net income for the period		-	-	-	-	-	3,584	3,584
Balance, March 31, 2015		162,244,617	861,795	34,782	21,211	(5,219)	(158,339)	754,230

Total comprehensive income was $3,526 for the three months ended March 31, 2015 (March 31, 2014 - comprehensive loss of $8,049, as restated).

See accompanying notes to the condensed consolidated financial statements.	4

PRIMERO MINING CORP.
Condensed Consolidated Interim Statements of Cash Flows
(In thousands of United States dollars)
(Unaudited)

			2014
			(As restated,
		2015	Note 1)
Three months ended March 31	Notes	$	$

Operating activities
Earnings (loss) before income taxes		8,066	(12,504)
Adjustments for:
Depreciation and depletion	7	19,073	11,105
Share-based payments - Stock Option plan		352	153
Share-based payments - Phantom Share Unit plan		2,275	7,989
Payments made under the Phantom Share Unit Plan		(1,513)	(2,626)
Unrealized loss on investment in Santana Minerals		79	602
Unrealized gain on derivative liabilities		(1,329)	-
Mark-to-market gain on convertible debentures		(8,205)	-
Loss on write-down of inventory		-	1,225
Unrealized foreign exchange gain		(1,169)	220
Other		534	372
Taxes paid		(5,847)	(433)
Other adjustments
Transaction costs (disclosed in financing activities)		3,639	-
Finance income (disclosed in investing activities)		(48)	(118)
Finance expense		2,870	524
Operating cash flow before working capital changes		18,777	6,509
Changes in non-cash working capital	12	(3,513)	(13,943)
Cash provided by (used in) operating activities		15,264	(7,434)

Investing activities
Expenditures on mining interests		(19,907)	(20,285)
Acquisition of Brigus Gold Corp (net)		-	(7,773)
Interest received		48	118
Increase in long-term stockpile		(1,988)	-
Cash used in investing activities		(21,847)	(27,940)

Financing activities
Repayment of debt	9(iv)	(40,000)	(2,611)
Proceeds on exercise of options		826	7,686
Issuance of $75 million convertible debt		75,000	-
Transaction costs on issuance of convertible debt		(3,639)	-
Payments on capital leases		(1,867)	-
Funds released from reclamation bond	6	8,544	-
Proceeds on issuance of flow-through shares		-	8,037
Interest paid		(2,971)	(1,837)
Cash provided by financing activites		35,893	11,275

Effect of foreign exchange rate changes on cash		920	(240)

Increase (decrease) in cash		30,230	(24,339)
Cash, beginning of period		27,389	110,711
Cash, end of period		57,619	86,372

Supplemental cash flow information (Note 12)

See accompanying notes to the condensed consolidated financial statements.	5

PRIMERO MINING CORP.
Notes to the Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except for number of common shares)
(Unaudited)

1.	Corporate Information and basis of preparation

Primero Mining Corp. (Primero or the Company) is a publicly traded company, listed on both the Toronto and New York Stock Exchanges. Its registered office is Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia. The Company owns two producing properties, the San Dimas gold-silver mine in the San Dimas district of Mexico and the Black Fox gold mine in Timmins, Ontario, Canada. The Company owns two properties adjacent to the Black Fox gold mine – Grey Fox and Pike River, which together with the Black Fox mine and the Black Fox mill, comprise the Black Fox Complex. The Company also has one project in the development stage, Cerro del Gallo, and one exploration property, Ventanas, both located in Mexico.

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) as issued by the International Accounting Standards Board (IASB). It does not include all the necessary annual disclosures in accordance with International Financial Reporting Standards (IFRS) and should be read in conjunction with the Company’s most recently issued annual consolidated financial statements which include information necessary or useful to understanding the Company’s business and financial statement presentation.

The Company’s significant accounting policies, judgements and estimates were presented in Note 2 of the audited annual consolidated financial statements for the year ended December 31, 2014 and have been consistently applied in the preparation of these condensed consolidated interim financial statements except for the accounting policy changes disclosed in Note 3.

These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on May 5, 2015.

(i) Restatement of comparative information

As a result of the finalization of the purchase price allocation in the fourth quarter of 2014 relating to the acquisition of Brigus Gold Corp. (Brigus) (note 2), depletion expense was adjusted from the date of acquisition and a $13.2 million decrease was recorded in the Company’s fourth quarter 2014 statement of operations and comprehensive loss relating to the period from March 5 to September 30, 2014. Accordingly, in presenting the comparative operating results for the quarter ended March 31, 2014, the Company reduced depletion by $1.2 million and recognized a corresponding reduction in income tax recovery of $0.4 million.

PRIMERO MINING CORP.
Notes to the Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except for number of common shares)
(Unaudited)

The following table summarizes the corrections on each of the affected financial statement line items for the period presented.

	As previously	Restatement
	reported	adjustment	As restated
March 31, 2014	$	$	$

Depreciation and depletion	(12,321)	1,216	(11,105)
Income tax recovery	4,633	(382)	4,251
Loss for the period	(9,087)	834	(8,253)

(ii) Reclassification of comparative information

Certain amounts in the 2014 consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on loss for the period as previously reported.

2.	Acquisition of Brigus Gold Corp.

On March 5, 2014, the Company acquired all of the issued and outstanding common shares of Brigus. Brigus was a gold producing company, whose principal assets were the Black Fox mine and adjacent properties, Grey Fox and Pike River, located in the Township of Black River–Matheson, Ontario, Canada, and the Black Fox mill (together the “Black Fox Complex”).

As part of the transaction, Primero acquired each outstanding Brigus common share for 0.175 of a Primero common share (the “Exchange Ratio”). In addition, Brigus shareholders received 0.1 of a common share in a newly incorporated company, Fortune Bay Corp. (“Fortune Bay”) for each Brigus common share as part of the Arrangement. Fortune Bay holds Brigus’ non-Ontario assets and was capitalized on March 5, 2014 with Cdn$10 million in cash by Primero. Upon completion of the Arrangement, Brigus shareholders held, in aggregate, a 90.1% interest in Fortune Bay and Primero held the remaining 9.9% interest. Upon completion of the Arrangement, each outstanding warrant to purchase a Brigus common share became exercisable to purchase 0.175 of a Primero common share and 0.1 of a Fortune Bay common share.

The Company determined that the acquisition of Brigus was a business combination in accordance with the definition in IFRS 3 Business combinations and as such has accounted for it in accordance with this standard using the acquisition method with Primero as the acquirer. On March 28, 2014, Brigus changed its name to Primero Gold Canada Inc.

The fair value assigned to the identified assets and liabilities was finalized during the fourth quarter of 2014 and is presented below. Transaction costs of $7.5 million relating to the acquisition were expensed in accordance with IFRS 3, Business combinations; these transaction costs are recognized within “transaction costs and other expenses” in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2014.

PRIMERO MINING CORP.
Notes to the Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except for number of common shares)
(Unaudited)

$000s
Purchase price
Common shares	279,049
Cash	15,030
Share-based compensation	6,983
Warrants	545
301,607

Net assets acquired
Assets
Cash	7,257
Restricted Cash	18,524
Accounts receivable	848
Inventories	15,567
Investment in Fortune Bay (a)	1,127
Prepaid expenses	482
Mining interests (c)	302,551
Goodwill (b)	98,961

Liabilities & Equity
Accounts payable	(30,370)
Finance leases	(15,511)
Decommissioning liability	(15,746)
Convertible debentures	(45,168)
Derivative liability	(3,696)
Senior secured notes	(22,713)
Deferred tax liability	(10,506)
301,607

(a)

During the quarter ended March 31, 2015, the Company performed an assessment of its investment in Fortune Bay and recognized an impairment loss of $534 in the condensed consolidated interim statement of operations and comprehensive loss with a corresponding reduction in accumulated other comprehensive income.

(b)	In the third quarter of 2014, the Company determined that it could not support the value assigned to goodwill and recorded an impairment charge of the full $99.0 million
(c)

In the fourth quarter of 2014 the Company recorded an impairment charge of $75 million resulting from its growing understanding of the mine parameters, including a decline in mineable ounces and depletion of the open pit in 2015.

PRIMERO MINING CORP.
Notes to the Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except for number of common shares)
(Unaudited)

3.	Functional currency change and recent pronouncements issued

Functional and presentation currency

On January 1, 2015, Primero Gold Canada Inc. (PGCI) and Primero Mining Corp. (PMC) amalgamated as one company under the name Primero Mining Corp. (new PMC). PGCI, which holds the Black Fox Complex assets, uses the U.S. dollar as its functional currency, while the functional currency of the former parent company, PMC, was the Canadian dollar.

On March 12, 2015 Canada Revenue Agency approved the election of U.S. dollar as the functional currency of new PMC. As a result of the change in underlying conditions relevant to new PMC, effective March 31, 2015 the functional currency of former PMC was changed from the Canadian dollar to the U.S. dollar.

Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company. The Company is currently evaluating the impact of adopting these standards on its consolidated financial statements.

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers (IFRS 15) which supersedes existing standards and interpretations including IAS 18, Revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cashflows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

Primero will be required to adopt IFRS 9, “Financial Instruments” on January 1, 2018. IFRS 9 is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.

PRIMERO MINING CORP.
Notes to the Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except for number of common shares)
(Unaudited)

4.	Revenue

Revenue is comprised of the following sales:

	2015	2014
Three months ended March 31	$	$
Gold	65,295	39,604
Silver	8,015	8,665
	73,310	48,269

Silver Stream agreement - The Company is entitled to sell 50% of silver production above a 6.0 million (3.5 million – March 31, 2014) ounce annual threshold at market prices. The contract year for the purposes of the threshold runs from August 6 of a year to August 5 of the following year. The threshold for the year ended August 5, 2015 has not been met (4.3 million ounces have been delivered under the contract as at March 31, 2015), while the threshold for the year ended August 5, 2014 was met in early March. During the three months ended March 31, 2015, the Company sold Nil (2014 - 192,500) ounces of silver at market prices for revenue of $Nil (2014 - $3.9 million).

Gold Stream agreement – As part of the acquisition of Brigus the Company assumed a gold purchase agreement related to the Black Fox Mine. Under the agreement, the Company is obligated to sell 8% of the future gold production at the Black Fox mine and 6.3% at the adjoining Pike River property (Black Fox Extension). During the three months ended March 31, 2015, the Company recorded revenue of $0.9 million (2014 - $0.2 million) under the contract terms.

5.	Income taxes

Advanced Pricing Agreement (APA)

On October 17, 2011 the Company’s Mexican subsidiary filed an APA with the Mexican tax authorities on the appropriate price for the intercompany sale of silver under the silver purchase agreement. On October 4, 2012, the Mexican tax authorities ruled on the APA. The ruling confirmed that the Company's Mexican subsidiary appropriately recorded revenue and taxes from sales under the silver purchase agreement at realized prices rather than spot prices effective from August 6, 2010.

Under Mexican tax law, an APA ruling is generally applicable for up to a five year period. For Primero this applies to the fiscal years 2010 to 2014. Assuming the Company continues to sell silver from its San Dimas mine on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, the Company expects to pay taxes on realized prices for the life of the San Dimas mine. Should this judgment change, there could be a material change in the Company’s results of operations, financial condition and cash flows.

PRIMERO MINING CORP.
Notes to the Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except for number of common shares)
(Unaudited)

6.	Restricted cash

In 2015, the Company changed its form of financial assurance on its closure obligations at the Black Fox Complex. At March 31, 2015, restricted cash of $6.5 million (C$8.2 million) represented collateralized cash held for a letter of credit securing C$20.5 million of closure bonds held with the Ontario Ministry of Northern Development (OMND) in connection with the site closure obligations at the Black Fox Complex. At December 31, 2014, the restricted cash balance of $17.6 million represented fully cash collateralized letters of credit of C$19.0 million and cash on deposit of C$1.5 million with the OMND securing the same closure obligations for the Black Fox Complex.

7.	Mining interests

Mining interests include mining and exploration properties and related plant and equipment:

			Plant,
	Mining properties	Land and	equipment and	Construction
	and leases	buildings	vehicles	in progress	Total
	$	$	$	$	$
Cost

At January 1, 2014	580,683	55,414	73,510	29,966	739,573
At December 31, 2014	769,036	68,755	174,752	39,703	1,052,246
At March 31, 2015	782,979	68,156	175,781	45,236	1,072,153

Accumulated depreciation and depletion

At January 1, 2014	70,804	7,442	25,074	-	103,320
At December 31, 2014	113,695	10,685	46,386	-	170,766
At March 31, 2015	129,006	10,517	51,221	-	190,745

Carrying value

At January 1, 2014	509,879	47,972	48,436	29,966	636,253
At December 31, 2014	655,341	58,070	128,366	39,703	881,480
At March 31, 2015	653,972	57,640	124,560	45,236	881,408

A summary of mining interest by property is as follows:

	Mining		Plant,
	properties	Land and	equipment	Construction	March 31,	December 31,
	and leases	buildings	and vehicles	in progress	2015	2014
	$	$	$	$	$	$
San Dimas	402,464	45,234	49,551	41,734	538,984	543,621
Black Fox Complex	172,001	8,359	74,483	3,502	258,344	255,136
Cerro Del Gallo	79,507	4,047	282	-	83,836	82,437
Corporate	-	-	244	-	244	286
Total	653,972	57,640	124,560	45,236	881,408	881,480

All property of the San Dimas mine is pledged as security for the Company’s obligations under the silver purchase agreement and certain assets of the Black Fox Complex are pledged as security for the gold purchase agreement (Notes 4 and 9).

PRIMERO MINING CORP.
Notes to the Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except for number of common shares)
(Unaudited)

The carrying value of property, plant, and equipment under finance leases at March 31, 2015 was $20.0 million (December 31, 2014 - $22.4 million). The lessors hold first security rights over the leased assets.

Depreciation and depletion expense for the three months ended March 31, 2015 was $19.1 million (2014 - $11.1 million), of which $0.5 million represents the change in the inventories balance in the three months ended March 31, 2015 (2014 – $1.3 million).

8.	Inventories

	March 31	December 31
	2015	2014
	$	$
Current portion of inventory
Gold and silver	6,966	6,950
Stockpiled ore	1,541	585
Work-in-progress	4,959	6,140
Supplies	6,481	6,691
	19,947	20,366
Long-term stockpile	16,297	14,309
	36,244	34,675

9.	Current and long-term debt

	March 31	December 31
	2015	2014
	$	$
Current debt
Senior unsecured convertible debentures (i)	46,668	-
Finance lease liabilities (ii)	5,250	5,616
	51,919	5,616
Long-term debt
Senior unsecured convertible debentures (i)	-	46,315
5.75% convertible unsecured debentures (iii)	66,795	-
Finance lease liabilities (ii)	4,273	5,629
Line of credit (iv)	-	37,827
	71,068	89,771
	122,987	95,387

(i)

As part of the acquisition of Brigus, the Company assumed $50 million of senior unsecured debentures. The debenture bears interest at 6.5% and matures March 31, 2016. The Company made a change of control offer for Brigus’ senior unsecured convertible debentures on April 4, 2014. Investors holding $1.9 million of the debentures accepted the Company’s offer and these debentures were repaid on May 16, 2014, leaving $48.1 million of principal outstanding as at March 31, 2015.

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the debentures are considered to contain an embedded derivative relating to the conversion option. The conversion option was valued upon initial recognition at fair value using an option pricing model and was separated from the debt component of the debentures. The debt component of the debentures was measured upon initial recognition, based on the present value of the cash flows associated with the debentures. Subsequent to initial recognition, the embedded derivative component is re-measured at fair value at each reporting date while the debt component is accreted to the face value of the debentures using the effective interest rate through periodic charges to finance expense over the term of the debentures. Accretion relating to the debentures for the three month period ended March 31, 2015 was $0.4 million (2014 - $0.1 million).

PRIMERO MINING CORP.
Notes to the Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except for number of common shares)
(Unaudited)

(ii)

The Company is obligated under various finance leases for equipment as well as a milling facility on the Black Fox Complex. All finance lease agreements provide that the Company can purchase the leased equipment at the end of the lease term for a nominal amount. Interest payable on the various leases range from a fixed rate of 4.75% to 6.60%. The are no restrictions placed on the Company as a result of these leases, however, the lessors hold first security rights over the leased assets.

(iii)

On February 9, 2015, the Company closed its offering (the Offering) of $75 million aggregate principal amount of 5.75% convertible unsecured subordinated debentures (the 5.75% Debentures) maturing on February 28, 2020. The Debentures bear interest at a rate of 5.75% per annum, payable in U.S. dollars semi-annually on August 28 and February 28 each year, commencing on August 28, 2015. The 5.75% Debentures are convertible into the Company’s common shares at a conversion price of approximately $6.55 per share, representing a conversion rate of 152.6718 common shares per $1,000 principal amount of Debentures. Upon conversion, holders will be entitled to receive accrued and unpaid interest up to, but excluding, the date of conversion.

The 5.75% Debentures are not redeemable prior to February 28, 2018. On and after February 28, 2018 and prior to February 28, 2020, the 5.75% Debentures may be redeemed by the Company, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice, at a redemption price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided the simple average of the daily volume-weighted average trading price of the common shares on the New York Stock Exchange for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 125% of the conversion price.

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the 5.75% Debentures are considered to contain embedded derivatives relating to the conversion and redemption options. The Company has elected to classify the convertible debenture as a financial instrument measured at fair value for reporting purposes given that the debentures contain multiple embedded derivatives. Fair value changes are recorded through the statement of income and comprehensive loss. Transaction costs associated with the debentures of $3.7 million were expensed during the quarter ended March 31, 2015.

(iv)

The Company closed a $75 million revolving credit facility, provided by two Canadian banks, on May 23, 2014. The line of credit has a three-year term and bears interest at a floating interest rate equal to LIBOR or the the prime rate of Canada or the bankers’ acceptance rate (depending on the choice of credit availment by the Company) plus an applicable margin, which was approximately 5.25% per annum during the three month period ended March 31, 2015. The line of credit is secured by substantially all of the Company’s assets. As at December 31, 2014, the Company had drawn $40 million under the line of credit. Net transaction costs of $2.2 million have been netted against the drawn amount resulting in a carrying balance of $37.8 million at December 31, 2014.

PRIMERO MINING CORP.
Notes to the Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except for number of common shares)
(Unaudited)

On March 13, 2015, the Company made a payment on the outstanding balance of the line of credit utilizing the proceeds from the Offering (Note 9(iii)). Following the payment of the line of credit, the remaining unamortized transaction costs amounting to $1.9 million are reclassified as prepayment for pre-arranged services and will be amortized over the remaining term of the facility as a finance expense.

10.	Shareholders’ equity

	(a)	Share capital

The authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

The Company received $11.7 million (net of transaction costs) from the proceeds of two flow- through financings in 2014 to fund exploration costs at the Grey Fox and Pike River properties. Primero raised Cdn$9 million in March 2014 by issuing 1,000,000 flow through shares and Cdn$8 million in December 2014 by issuing 1,481,482 flow-through shares. All of the March 2014 financing was spent by December 31, 2014 and all of the December 2014 financing is expected to be spent by December 31, 2015.

	(b)	Warrants

As at March 31, 2015 and December 31, 2014, the Company had 20.8 million warrants outstanding which are exercisable to purchase 20.8 million common shares at a price of Cdn$8.00 until July 20, 2015.

	(c)	Contributed Surplus

During the three month period ended March 31, 2015, the Company recorded compensation expense relating to stock options and the 2013 PSU Plan of $2,097. Contributed surplus relating to exercised stock options of $294 and settlement of 2013 PSUs in shares of $2,118 were credited to share capital net of cash payments of $204.

	(d)	Stock options

Under the Company’s stock option plan (the Plan), the number of common shares that may be issued on the exercise of options granted under the Plan is equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share compensation arrangements).

A summary of the Company’s stock option activities for the three month period ended March 31, 2015 and the year ended December 31, 2014 is presented below.

PRIMERO MINING CORP.
Notes to the Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except for number of common shares)
(Unaudited)

		Weighted
	Options	average
	outstanding	exercise price
	#	C$
Outstanding at January 1, 2014	7,963,990	5.85
Granted	3,682,393	6.75
Exercised	(1,921,744)	5.50
Cancelled	(172,500)	6.90
Expired	(297,915)	7.70
Outstanding at December 31, 2014	9,254,224	6.17
Granted	1,540,589	4.19
Exercised	(300,000)	3.47
Cancelled	(53,500)	6.43
Expired	(32)	18.84
Outstanding at March 31, 2015	10,441,281	5.96

The following table summarizes the weighted average assumptions used in the Black-Scholes valuation model for the determination of the cost of stock options issued during the three month period ended March 31, 2015 and 2014.

	2015	2014
Risk free interest rate	0.53%	1.33%
Expected life in years	3.50	3.50
Volatility	58.62%	53.00%
Expected dividends	0%	0%
Forfeiture rate	5.00%	5.00%
Weighted average fair value of options issued	C$1.69	C$2.91

As at March 31, 2015, the following stock options were outstanding and exercisable:

	Awards Outstanding			Awards Exercisable
			Weighted			Weighted
		Remaining	average		Remaining	average
Range of exercise		contractual	exercise		contractual	exercise
price per share	Quantity	life	price	Quantity	life	price
$	#	(in years)	C$	#	(in years)	C$
$2.60 - $5.00	2,000,425	4.64	4.02	295,079	3.41	3.05
$5.01 - $8.00	7,592,372	0.95	6.14	7,124,772	0.76	6.05
$8.01 - $11.00	824,306	1.00	8.77	824,306	1.00	8.77
$11.01 - $15.00	6,242	4.17	12.96	6,242	4.17	12.96
$15.01 - $19.13	17,936	1.70	16.40	17,936	1.70	16.40
	10,441,281	1.67	5.96	8,268,335	0.88	6.24

PRIMERO MINING CORP.
Notes to the Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except for number of common shares)
(Unaudited)

(e)	Phantom share unit plans

The Company has three phantom share unit plans:

(i)

Phantom Share Unit Plan (“PSUP”). A cash-settled plan. The amount to be paid for vested units is based on the volume weighted average price per share of the Company traded on the Toronto Stock Exchange over the last twenty trading days preceding the vesting date.

(ii)

Directors PSU plan (“Directors PSUP”). A person holding Director PSUs is entitled to elect to receive, at vesting either (1) a cash amount equal to the number of Directors’ PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, or (2) the number of common shares equal to the number of Directors’ PSUs. If no election is made, the Company will pay out such Directors’ PSUs in cash.

(iii)

2013 PSU plan (“2013 PSUP”). A person holding PSUs issued under this plan is entitled to receive, at vesting either (1) a cash amount equal to the number of 2013 PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, (2) the number of common shares equal to the number of PSUs, or (3) a combination of cash and equity. The choice of settlement is solely at the Company`s discretion.

Units issued under the PSUP and Directors PSUP are accounted as cash-settled awards, while units issued under the 2013 PSUP are treated as equity-settled awards.

PSUP and Directors PSUP

A summary of the unit activity for the three month period ended March 31, 2015 and the year ended December 31, 2014 under the PSUP and the Directors PSUP is presented below.

	2015	2014
Opening balance	1,515,143	2,825,968
Redeemed	(328,829)	(1,490,119)
Granted	223,883	358,432
Cancelled	-	(179,138)
	1,410,197	1,515,143

All of the units issued under the PSUP and Directors PSUP have been measured at the reporting date using their fair values. The total amount recognized in the statement of operations and comprehensive income during the three months ended March 31, 2015 in relation to the PSUP and Directors PSUP was $0.6 million (2014 - $7.5 million) recognized under general and administrative expenses. The total liability recognized at March 31, 2015 in respect of the PSUP and Directors PSUP was $4.1 million (December 31, 2014 - $4.4 million), of which $1.6 million (December 31, 2014 - $3.7 million) is classified as a current liability, reported within trade and other payables, with the remaining $2.5 million (December 31, 2014 - $0.7 million) classified as a long-term liability, reported within other long-term liabilities. At March 31, 2015, 622,934 cash-settled units were vested, and will be paid out prior to their December 31, 2015 expiry date.

PRIMERO MINING CORP.
Notes to the Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except for number of common shares)
(Unaudited)

During the three months ended March 31, 2015, the Company did not issue any units under the PSUP (2014 – 172,091 units), and issued 223,883 units under the Directors PSUP (2014 – 186,341 units).

2013 PSUP

A summary of the unit activity for the three month period ended March 31, 2015 and the year ended December 31, 2014 under the 2013 PSUP is presented below.

	March 31	December 31
	2015	2014
Opening balance	1,152,464	412,094
Redeemed	(456,964)	(140,103)
Granted	1,427,426	969,878
Cancelled	(28,633)	(89,405)
	2,094,293	1,152,464

During the three months ended March 31, 2015, the Company issued 1,427,426 2013 PSUP units (2014 – 969,878).

The 2013 PSUP is accounted for as an equity-settled plan. All of the outstanding units have been measured at the reporting date using their grant date fair value, calculated as the grant date closing price of Primero shares on the TSX. The total amount of expense recognized in the statement of operations and comprehensive income for the three months ended March 31, 2015 in relation to the 2013 PSUP was $2.2 million (2014 - $3.4 million).

PRIMERO MINING CORP.
Notes to the Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except for number of common shares)
(Unaudited)

11.	Finance expenses

Finance expense comprise the following:

	2015	2014
Three months ended March 31	$	$
Interest on 6.5% convertible debentures	771	57
Interest on 5.75% convertible debentures	591	-
Interest on line of credit	545	-
Interest on Goldcorp promissory note	-	285
Accretion on 6.5% convertible debentures	353	-
Accretion on asset retirement obligation	182	161
Amortization of line of credit transaction costs	260	-
Others	168	21
	2,870	524

12.	Supplementary cash flow information

Changes in non-cash working capital comprise the following:

	2015	2014
Three months ended March 31	$	$
Trade and other receivables	(317)	656
Taxes receivable	(89)	(4,069)
Prepaid expenses	225	(2,645)
Inventories	419	(1,923)
Trade and other payables	(3,751)	(3,918)
Taxes payable	-	(2,044)
	(3,513)	(13,943)

13.	Financial instruments

The Company’s financial instruments at March 31, 2015 consist of cash, restricted cash, trade and other receivables, an equity investment in Fortune Bay, trade and other payables, and debt.

At March 31, 2015, the carrying amounts of cash, restricted cash, trade and other receivables, and trade and other payables are considered to be a reasonable approximation of their fair values due to their short-term nature.

The Company’s equity investment in Fortune Bay is designated as available for sale and is held at fair value. Any unrealized gains or losses on available for sale assets are recognized in OCI. Cumulative losses recorded under Accumulated other comprehensive income are reclassified from equity to the statement of operations when there is objective evidence that the asset is impaired. During the period ended March 31, 2015, the Company recorded an impairment loss of $0.5 million in the statement of operations and comprehensive loss relating to its investment in Fortune Bay (see Note 2(i)). Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.

PRIMERO MINING CORP.
Notes to the Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except for number of common shares)
(Unaudited)

The fair value of the 6.5% convertible debentures upon initial recognition was based on the present value of the future cash flows to be paid under the terms of the debentures. Subsequently, the convertible debentures are being carried at amortized cost.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at March 31, 2015 or December 31, 2014, other than those discussed below.

The convertible debentures assumed with the acquisition of Brigus (Note 2 (i)) are considered to contain an embedded derivative liability which was initially recognized at fair value using an option pricing model, and is subsequently measured at fair value each period during the term of the debentures. During the three month period ended March 31, 2015, an unrealized derivative gain of $1.3 million (2014 - $2.3 million gain) was recognized in relation to this derivative liability.

The 5.75% convertible unsecured debentures issued by the Company on February 9, 2015 (Note 9 (iii)) are considered to contain multiple embedded derivatives. These debentures and all related derivatives were accounted for as one instrument which was initially recognized at fair value and will subsequently be measured at fair value for each period during the term of the debentures. During the three month period ended March 31, 2015, an mark to market gain of $8.2 million was recognized in relation to this derivative liability.

Fair value measurements of financial assets and liabilities recognized on the Condensed Consolidated Interim Statements of Financial Position

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data.

At March 31, 2015, the levels in the fair value hierarchy that the Company’s financial assets and liabilities are measured and recognized on a recurring basis are as follows:

	March 31, 2015		December 31, 2014
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$
Investment in Fortune Bay (a)	594	-	671	-
5.75% convertible unsecured debentures (b)	66,795	-	-	-
Derivative liability on 6.5% convertible debentures (c)	-	154	-	1,405

PRIMERO MINING CORP.
Notes to the Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except for number of common shares)
(Unaudited)

(a)	Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.
(b)	The fair value of the 5.75% convertible debentures is calculated using the market price on the TSX Exchange as at the date of the statement of financial position.
(c)	Calculated using an option pricing model with the following inputs: share price $3.36, conversion price $14.00, expected life 1.00 years, volatility 69.77% and a discount rate of 8%.

At March 31, 2015, there were no financial assets or liabilities measured and recognized on the condensed interim consolidated statements of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy (December 31, 2014 – $nil).

14.	Related party transactions

As at December 31, 2013, Goldcorp owned 31,151,200 of the Company’s common shares, approximately 27% of the Company’s total shares. On March 26, 2014 Goldcorp sold all these shares and as such subsequent to that date, Goldcorp no longer held an equity interest in Primero and was no longer a related party.

During the year ended December 31, 2014 the Company paid an additional $0.4 million to maintain its 19.99% ownership percentage in Santana Minerals as the result of a rights issue.

Other than payments to key management, there were no further related party transactions for the three months ended March 31, 2015.

15.	Segmented information

The Company operates in two geographic areas, Mexico (the San Dimas mine and the Cerro del Gallo project) and Canada (the Black Fox Complex). The Company’s operating segments reflect its different mining interests and are reported in a manner consistent with the internal reporting used to assess each segment’s performance. Significant information relating to reportable operating segments is summarized below:

PRIMERO MINING CORP.
Notes to the Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except for number of common shares)
(Unaudited)

		Cerro del	Black Fox
As at March 31, 2015	San Dimas	Gallo	Complex	Corporate	Total
Mining interests	538,984	83,836	258,344	244	881,408
Total assets	617,160	86,048	296,327	27,024	1,026,559
Total liabilities	82,527	5,745	61,633	122,424	272,329

		Cerro del	Black Fox
As at December 31, 2014	San Dimas	Gallo	Complex	Corporate	Total
Mining interests	543,621	82,437	255,136	286	881,480
Total assets	611,759	84,969	305,587	505	1,002,820
Total liabilities	86,689	396	55,993	111,757	254,835

		Cerro del	Black Fox
Three months ended March 31, 2015	San Dimas	Gallo	Complex	Corporate	Total
Revenue	54,640	-	18,670	-	73,310
Income tax expense (recovery)	5,370	-	(888)	-	4,482
Net income (loss)	7,530	554	(981)	(3,518)	3,584

Three months ended March 31, 2014		Cerro del	Black Fox
(As restated, Note 1)	San Dimas	Gallo	Complex	Corporate	Total
Revenue	41,498		6,771	-	48,269
Income tax expense (recovery)	(3,619)	247	(730)	(148)	(4,251)
Net income (loss)	14,342	(788)	(2,612)	(19,195)	(8,253)

16.	Commitments and contingencies

(a)

An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, access to surface rights is also required for mining operations. An Ejido controls surface rights over its communal property through an assembly where each of the Ejido members has a voting right. An Ejido may sell or lease lands directly to a private entity and it may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to sell or lease the land.

The San Dimas mine uses Ejidos’ lands pursuant to written agreements with Ejidos. Some of these agreements may be subject to renegotiation and changes to the existing agreements may increase operating costs or have an impact on operations. In cases where access to land is required for operations and an agreement cannot be reached with the land owner, Primero may seek access under Mexican law which provides for priority rights for mining activities.

Three of the properties included in the San Dimas mine and for which Primero holds legal title are subject to legal proceedings commenced by Ejidos seeking title to the property. None of the proceedings name Primero as a party and Primero therefore has no standing to participate in them. In all cases, the defendants are previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. Some of the proceedings also name the Tayoltita Property Public Registry as co-defendant.

While Primero cannot intervene in these proceedings, in the event that a final decision is rendered in favour of the Ejido, Primero may seek to annul the decision or commence an action as an affected third party on the basis that it is the legitimate owner and is in possession of the property.

PRIMERO MINING CORP.
Notes to the Condensed Consolidated Interim Financial Statements
(In thousands of United States dollars, except for number of common shares)
(Unaudited)

If Primero is not successful in its challenge, the San Dimas mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties. There has been no material change in this contingency during the three months ended March 31, 2105.

(b)	As at March 31, 2015, the Company had entered into commitments to purchase plant and equipment totaling $0.8 million (2013 - $0.9 million).

(c)

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.